中信泰富有限公司
BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

Date : October 23, 2008

SEC Mail Processing Section

OCT 27 2008

Washington, DC
103

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, [redacted]
Washington D.C
U.S.A.

08005620

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since September 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
OCT 30 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

10/29

Encl.
AT/ww/LTR-2987

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since September 19, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : October 8, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement on suspension of trading
   Date : October 20, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement on profit warning
   Date : October 20, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Joint Announcement with Dah Chong Hong Holdings Limited
   Date : October 21, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 30th September, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267	CITIC Pacific Limited	
Representative Name	Ms Stella Chan Chui Sheung		
Contact Person	Ms Stella Chan		
Contact No.	2820 2184	Submit Date	October 8, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,194,149,160	-	-	-
~~Increase/~~ (Decrease) during the month	(1,000,000)	-	-	-
Balance at close of the month	2,193,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,760,000	-	-	-	-	29,760,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					
4. ( ) Stock code Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(05/09/2008)	1,000,000
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

____

____

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

SUSPENSION OF TRADING

At the request of CITIC Pacific Limited (the "Company"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on 20 October 2008 pending the release of an announcement which is price sensitive in nature.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 20 October 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

PROFIT WARNING

This announcement is made by CITIC Pacific Limited pursuant to Rule 13.09 of the Listing Rules.

The Board informs Shareholders and potential investors that:

(1) the Company's results for the financial year ending 31 December 2008 are expected to be affected by a loss arising from certain leveraged foreign exchange contracts entered into by the Group with a view to minimizing currency exposure of the Company's iron ore mining project in Australia; and

(2) the liquidity of the Company will be strengthened by CITIC Group, a state owned company in Beijing holding 29% of the Company's Shares, agreeing to coordinate to arrange a standby loan facility of USD1.5 billion.

Shareholders of the Company and investors should exercise caution when dealing in the Shares of the Company.

At the request of the Company, trading in the Shares of the Company was suspended with effect from 9:30 a.m. on 20 October 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for resumption of trading in the Shares of the Company with effect from 9:30 a.m. on 21 October 2008.

INTRODUCTION

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform Shareholders and potential investors that:

(1) with a view to minimizing the currency exposure of the iron ore mining project in the Western Australia, the Group entered into various leveraged foreign exchange contracts, including target redemption forward contracts, to obtain AUD and EUR. In addition, with a view to minimizing the currency exposure of Group's projects (including the iron ore mining project) to fluctuations in RMB, the Group entered into RMB target redemption forward contracts; and

(2) the liquidity of the Company will be strengthened by CITIC Group, a state owned company in Beijing holding 29% of the Company's Shares, agreeing to coordinate to arrange a standby loan facility of USD 1.5 billion.

THE LEVERAGED FOREIGN EXCHANGE CONTRACTS

The Group has outstanding AUD target redemption forward contracts and daily accrual contracts for AUD. Under the AUD target redemption forward contracts and the daily accrual contracts for AUD, the Group will receive AUD against delivery of USD. The contracts are linked to the AUD : USD exchange rate. The maximum deliverable amount to the Group under all AUD target redemption forward contracts is AUD9.05 billion and is deliverable in monthly instalments up to October 2010. The maximum deliverable amount under the daily accrual contracts for AUD is AUD103.3 million and is deliverable in monthly instalments up to September 2009. The outstanding AUD leveraged foreign exchange contracts have a weighted average strike price of AUD : USD0.87. The remaining maximum aggregate profit under the outstanding AUD target redemption forward contracts is USD51.5 million. Each AUD target redemption forward contract will be knocked out (i.e. the obligation to deliver outstanding AUD instalments to the Group will automatically cease) when the stipulated maximum profit is reached for that contract (which ranges from USD1.5 million to USD7 million). However, there is no similar knock-out feature for losses.

The Group has outstanding dual currency target redemption forward contracts. Under the dual currency target redemption forward contracts, the Group will receive the

weaker of AUD or EUR. The contracts are linked to the EUR : USD and AUD : USD exchange rates. The maximum deliverable amount to the Group under the dual currency target redemption forward contracts is AUD290.7 million or EUR160.4 million and is deliverable in monthly instalments up to July 2010. The outstanding dual currency target redemption forward contracts assuming AUD is the weaker currency have a weighted average strike price of AUD : USD0.87. The outstanding dual currency target redemption forward contracts assuming EUR is the weaker currency have a weighted average strike price of EUR : USD1.44. The remaining maximum aggregate profit under the outstanding dual currency target redemption forward contracts is USD2 million. Each dual currency target redemption forward contract will be knocked out (i.e. the obligation to deliver the outstanding currency to the Group will automatically cease) when the stipulated maximum profit is reached for that contract (which ranges from USD0.8 million to USD1.4 million). However, there is no similar knock-out feature for losses.

The Group has outstanding RMB target redemption forward contracts. The RMB target redemption forward contracts are settled in USD by reference to the gains or losses against certain predetermined USD : RMB exchange rates and calculated by reference to a notional RMB amount per month. No physical delivery of RMB takes place. Monthly net settlement under the RMB target redemption forward contracts is to be made up to July 2010. The maximum notional amount under the RMB target redemption forward contracts is RMB10.4 billion. The amount payable in USD (which is the maximum actual exposure of the Group bearing in mind no physical delivery of RMB takes place) is calculated to be not more than USD42.8 million based on an exchange rate of USD : RMB6.84 as at the Latest Practicable Date. The outstanding RMB target redemption forward contracts have a weighted average strike price of USD : RMB6.59. The remaining maximum aggregate profit under the outstanding RMB target redemption forward contracts is RMB7.3 million. Each RMB target redemption forward contract will be knocked out (i.e. the obligation to pay any USD under the RMB target redemption forward contracts will automatically cease) when the stipulated maximum profit to the Company is reached for that contract (which ranges from RMB2.4 million to RMB3.8 million). However, there is no similar knock-out feature for losses.

The Board confirms that to the best of its knowledge and belief after having made all due and careful enquiries, save as disclosed in this announcement and plain vanilla foreign exchange contracts (including simple buy and sell foreign exchange contracts),

there are no other foreign exchange derivative products in AUD, EUR, RMB or any other currency entered into by the Group.

Accounting treatment for the outstanding Leveraged Foreign Exchange Contracts

The Leveraged Foreign Exchange Contracts are foreign exchange contracts which do not qualify for hedge accounting. Accordingly the contracts are marked to market at the end of each financial period and the Company will have profit and loss exposure for (i) foreign exchange movements in these contracts, (ii) their termination and (iii) accepting delivery of currencies under such contracts.

Realized loss and mark to market loss

Since becoming aware of the exposure arising from these contracts on 7 September 2008, the Company has terminated some of the then outstanding leveraged foreign exchange contracts at a loss of HK$626.6 million. In addition, the Company has bought and sold AUD foreign exchange forwards to manage its exposure on AUD which resulted in a loss of HK$128.6 million.

CITIC HK agreed on 8 September 2008 to share one half of the loss arising from various contracts entered into by the Group between 8 September 2008 and 13 October 2008 only to buy and sell AUD foreign exchange forwards to manage the Group's exposure to AUD and accordingly CITIC HK has borne a total loss of HK$64.3 million.

In addition, during the period from 1st July, 2008 to the Latest Practicable Date, the Company has taken delivery of AUD308.7 million and EUR42.3 million from leveraged foreign exchange contracts and performed monthly net settlement in respect of its RMB target redemption forward contracts. The total realized loss incurred from taking delivery of such currencies and net settling the RMB target redemption forward contracts is HK$110.8 million. The Company has also incurred a loss of HK$6 million from selling AUD94.5 million delivered in such period.

Accordingly, for the period between 1st July, 2008 to the Latest Practicable Date, an aggregate loss of HK$807.7 million was therefore incurred by the Group ("Realized Loss") as a result from the above actions. The Realized Loss is non-recurring in nature. While historically, such losses would have been non-recurring in nature, given the current large open position, it is likely that such losses will become recurring in nature

until the excess position is closed out. The termination of the outstanding target redemption forward contracts and daily accrual contracts and the fixing or the taking of deliveries of currencies under such contracts prior to year end may affect the realized loss for the year ending 31 December 2008.

The Group's result for the financial year ending 31 December 2008 is expected to be affected by the Realized Loss and the mark to market loss using rates on 31 December 2008.

Based on the valuations received on the Latest Practicable Date from the relevant counterparties to the outstanding Leveraged Foreign Exchange Contracts and (a) an exchange rate of AUD : USD0.70; (b) an exchange rate of EUR : USD1.35; (c) an exchange rate of USD : RMB6.84, all as of 10:00 a.m. on the Latest Practicable Date in Hong Kong, the mark to market loss of the outstanding Leveraged Foreign Exchange Contracts is HK$14.7 billion (the "Mark to Market Loss"). The amount of the mark to market loss as at 31 December 2008 will be driven by a number of factors including, among other things, termination of any of the Leveraged Foreign Exchange Contracts, interim fixing and delivery of foreign currencies, changes in the exchange rate, volatility of the currency market, interest rate differential, market liquidity, bid and offer spread and may not be the same as the Mark to Market Loss.

Intentions in relation to the Leveraged Foreign Exchange Contracts

The iron ore project of the Group has a current estimated AUD requirement of AUD1.6 billion for its capital expenditure up to 2010. In addition, it is estimated that the project (which is anticipated to be 25 years) will require at least AUD1 billion for its operating expenditure for each of its full operational years. The total maximum amount deliverable in AUD under the outstanding AUD target redemption forward contracts, daily accrual contracts for AUD and under the dual currency target redemption forward contracts (assuming AUD is the weaker currency) is AUD9.44 billion. Given the AUD needs of the Group, the Group may restructure some of these contracts to provide for longer settlement terms in line with such needs. Accordingly the Group will monitor these positions carefully and terminate contracts and/or restructure contracts and/or take delivery of the AUD as required, in order to mitigate any losses to the Group.

The iron ore project of the Group has a current estimated EUR requirement of EUR85 million for its capital expenditure. The total maximum amount deliverable in EUR under the dual currency target redemption forward contracts (assuming EUR is the

weaker currency) is EUR160.4 million. Accordingly the Group will monitor these positions carefully and terminate contracts and/or restructure contracts and/or take delivery of the EUR as required, in order to mitigate any losses to the Group.

The Group does not intend to terminate the RMB target redemption forward contracts. The total estimated RMB requirements of the Group are approximately RMB10 billion.

CITIC GROUP SUPPORT

CITIC Group, a state owned company in Beijing holding 29% of the Company, has indicated its full support as always to the Company. CITIC Group has agreed to coordinate to arrange a standby loan facility of USD1.5 billion in order to strengthen the liquidity of the Company on normal commercial terms as to interest and security.

PERSONNEL CHANGES

Because of the currency exposure described above, Mr. Leslie Chang Li Hsien, the Group Finance Director and Mr. Chau Chi Yin, the Group Financial Controller, have resigned as Directors with effect from 20 October 2008. Both Mr. Chang and Mr. Chau confirm that they have no disagreement with the Board and there is no matter relating to their resignation that will need to be brought to the attention of the shareholders of the Company.

Mr. Vernon Francis Moore, a Director since 1990, has been appointed as the Group Finance Director on 20 October 2008 responsible for the Group's finance and internal control. Mr. Moore will also act as the Company's qualified accountant under the Listing Rules.

GENERAL

The Board believes that the principal business activities of the Group will not be affected. In addition to the CITIC Group support referred to above, the Group has substantial long term finance in place for its capital requirements.

Shareholders of the Company and investors should exercise caution when dealing in the Shares of the Company.

At the request of the Company, trading in the Shares of the Company was suspended with effect from 9:30 a.m. on 20 October 2008 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for resumption of trading in the Shares of the Company with effect from 9:30 a.m. on 21 October 2008.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"AUD"	Australian dollars, the lawful currency of Australia
"Board"	the board of Directors
"the Company"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"CITIC Group"	CITIC Group 中國中信集團公司, a state-owned enterprise established under the laws of the PRC and the 100% holding company of CITIC HK, the single largest shareholder of the Company holding as at the Latest Practicable Date 29% of the issued Shares
"CITIC HK"	CITIC Hong Kong (Holdings) Limited 中信(香港集團)有限公司, a wholly owned subsidiary of CITIC Group
"Director(s)"	the director(s) of the Company
"EUR"	Euros, the lawful currency of those member states of the European Union that have adopted such currency
"Group"	the Company and its subsidiaries (as defined under the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	17 October 2008, being the latest practicable date prior to the date of this announcement for the purpose of ascertaining certain information contained in this announcement

"Leveraged Foreign Exchange Contracts"	collectively, the outstanding AUD target redemption forward contracts and daily accrual contracts for AUD, the outstanding dual currency target redemption forward contracts and the outstanding RMB target redemption forward contracts entered into by the Group
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Realized Loss"	the aggregate realized loss of HK$807.7 million incurred by the Group as at the Latest Practicable Date
"RMB"	Renminbi, the lawful currency of PRC
"Shares"	ordinary shares of HK$0.40 each in the capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"USD"	United States dollars, the lawful currency of the United States

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 20 October 2008

As at the date of this announcement and after the aforesaid resignation of directors, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

大昌行集團有限公司
DAH CHONG HONG HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 01828)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 00267)

ANNOUNCEMENT

This announcement is made as a result of the recent fluctuation in the price and the trading volume of the shares of DCH (as defined below).

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") in relation to the recent fluctuation in the price and the trading volume of the shares of Dah Chong Hong Holdings Limited ("**DCH**"), a 56.67% owned subsidiary of CITIC Pacific Limited ("**CP**").

The board of directors of CP (the "**CP Board**") and the board of directors of DCH (the "**DCH Board**") have noted the recent fluctuation in the price and the trading volume of the shares of DCH. Each of the CP Board and the DCH Board is not aware of any reasons for such fluctuation other than information set out in the press announcement of CP dated 20 October 2008. However, the CP Board wishes to advise that CP is now conducting an initial discussion regarding disposal of all or part of their interests in DCH (the "**Possible Disposal**"). Discussion is at a very preliminary stage and there is no certainty that the Possible Disposal will proceed. The Possible Disposal, if materialised, may or may not constitute a change in control of DCH. Further announcement(s) will be made as and when necessary in accordance with the Listing Rules and the Hong Kong Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong (the "**Code**").

Save for the above, the DCH Board confirms that there is no negotiation or agreement relating to any acquisition or realisation which is discloseable under Rule 13.23 of the Listing Rules in respect of DCH, and that the DCH Board is not aware of any matter which is discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules in respect of DCH, which is or may be of a price-sensitive nature.

As the Possible Disposal may or may not be materialised, potential investors and respective shareholders of DCH and CP are advised to exercise caution when dealing in the shares in DCH and CP.

The DCH Board confirms that:

a. as at the date hereof, DCH has an issued share capital comprising 1,797,833,000 ordinary shares of HK$0.15 each and outstanding share options to acquire up to 17,500,000 shares pursuant to an employee share option scheme, and that save for the above, DCH does not have any outstanding warrants, options, or other convertible securities in issue;

b. DCH has no outstanding leveraged foreign exchange derivative contract;

c. DCH's financial position remains sound and its gearing ratio was 9.2% as at 30 June 2008;

d. DCH's overall businesses performance is normal with major operations progressing according to plan as revealed in interim report; and

e. DCH's management is not aware of any material adverse change to the shareholders' fund per share since the last interim report at 30 June 2008, which was HK$2.57.

Disclosure of dealings

The associates of DCH are hereby reminded to disclose their dealings in any securities of DCH under Rule 22 of the Code.

In accordance with Rule 3.8 of the Code, reproduced below is the full text of Note 11 to Rule 22 of the Code:

"Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

Made by the order of the DCH Board, the members of which individually and jointly accept responsibility for the accuracy of this announcement in respect of information relating to DCH.

Made by the order of the CP Board, the members of which individually and jointly accept responsibility for the accuracy of this announcement in respect of information relating to CP.

By order of the Board
Dah Chong Hong Holdings Limited
Tso Mun Wai
Company Secretary

By order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 21 October 2008

As at the date of this announcement, the directors of DCH are:

Executive directors:	*Hui Ying Bun (Chairman), Chu Hon Fai, Yip Moon Tong, Mak Kwing Tim, Lau Sei Keung, Tsoi Tai Kwan, Arthur and Glenn Robert Sturrock Smith*
Non-executive directors:	*Ho Hau Hay, Hamilton, Chan Chui Sheung, Stella and Kwok Man Leung*
Independent non-executive directors:	*Cheung Kin Piu, Valiant, Hsu Hsung, Adolf and Yeung Yue Man*

As at the date of this announcement, the directors of CP are:

Executive directors:	*Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Vernon Francis Moore, Li Shilin, Liu Jifu, Milton Law Ming To, Wang Ande and Kwok Man Leung*
Non-executive directors:	*Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to André Desmarais)*
Independent non-executive directors:	*Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong*

The directors of DCH jointly and severally accept full responsibility for the accuracy of the information in respect of DCH contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement in respect of DCH have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of DCH, the omission of which would make any statement in respect of DCH in this announcement misleading.

The directors of CP jointly and severally accept full responsibility for the accuracy of the information in respect of CP contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement in respect of CP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of CP, the omission of which would make any statement in respect of CP in this announcement misleading.

END